UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EUROWEB INTERNATIONAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

298801101

(CUSIP Number)

Gordon Bajnai

H-1134 Budapest

Klapka u. 11, Hungary

+36-1-451-4829

COPY TO:

Thomas J. Egan, Jr.

Baker & McKenzie LLP

815 Connecticut Avenue, N.W.

Washington, DC 20006

(202) 452-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298801101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fleminghouse Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 522,054

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 522,054

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 522,054

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.8 percent

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wallis Befektetesi Gazdasagi Tanacsade Es Vagyonkezelese Rt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 522,054

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 522,054

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 522,054

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.8 percent

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tibor Veres

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hungarian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 522,054

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 522,054

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 522,054

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.8 percent

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $.001 per share, (the “Common Stock”) of EuroWeb International Corp. (“EuroWeb”).  EuroWeb’s principal executive offices are located at 1122 Budapest, Varosmajor utca 13. Hungary.

Item 2.	Identity and Background

This Schedule 13D is filed by Fleminghouse (“Fleminghouse”), a limited liability company, incorporated in Cyprus, Wallis Befektetesi Gazdasagi Tanacsado Es Vagyonkezelesi Rt, a Hungarian company limited by shares (“Wallis”), and Tibor Veres, a Hungarian citizen.  Wallis beneficially owns 99.9% of Fleminghouse.  Mr. Veres beneficially owns 83% of Wallis.  Fleminghouse, Wallis and Mr. Veres are collectively referred to herein as the “Reporting Persons.”

The principal business of Fleminghouse is asset holding. The principal office of Fleminghouse is situated at 3 Chrysanthou Mylona, P.C. 3030, Limassol, Cyprus.
The principal business of Wallis is asset management. The principal office of Wallis is situated at Klapka u. 11., Budapest, H-1134, Hungary.
Mr. Veres serves as the president of Wallis. His business address is Klapka u. 11., Budapest, H-1134, Hungary.

The name, business address, present principal occupation, and citizenship of each executive officer and director of Fleminghouse and Wallis are set forth on Appendix A hereto, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Share Sale and Purchase Agreement between Vitonas Investments Limited (“Vitonas”) and Fleminghouse, dated July 31, 2004 (“Share Purchase Agreement”), Fleminghouse purchased 522,054 shares of common stock of EuroWeb (the “EuroWeb Shares”) from Vitonas for an aggregate purchase price of approximately $2.3 million, or approximately $4.43 per share.  In addition, Fleminghouse acquired all rights and obligations arising under a series of agreements pursuant to which Vitonas originally purchased the EuroWeb Shares.  Specifically, Vitonas agreed to transfer all rights and obligations under the Sale and Purchase Agreement (defined below), the Escrow Agreement (defined below), and the Registration Rights Agreement (defined below) to Fleminghouse through a series of assignment agreements, dated July 31, 2004 (collectively, “Assignment Agreements”).  The transfer of the EuroWeb Shares occurred on January 6, 2005.  Fleminghouse is beneficially owned by the same entities as Vitonas.

Pursuant to the Sale and Purchase Agreement between Vitonas, Certus KFT, Rumed 2000 KFT, as the shareholders of Elender Business Communications Services Ltd., a Hungarian Limited Liability Corporation, (“Elender”) and EuroWeb, dated February 23, 2004 (“Sale and Purchase Agreement”), Vitonas received from EuroWeb cash in the amount of USD $5,010,850 and the EuroWeb Shares in exchange for 19,997 Class “A” ordinary shares and 3 Class B preference shares of Elender (“Elender Shares”). Together with the newly issued 677,201 EuroWeb shares, the number of issued and outstanding shares of EuroWeb has increased from 4,665,332 to approximately 5,342,533.

References to, and descriptions of, the Share Purchase Agreement, the Sale and Purchase Agreement, the Escrow Agreement, the Registration Rights Agreement and the Assignment Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copy of such agreements attached to this Schedule 13D as Exhibits 1, 2, 3, 4, 5, 5.1 and 7, respectively, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction
The information set forth in Item 3 is incorporated in this Item 4 by reference.

Pursuant to the Sale and Purchase Agreement, EuroWeb agreed to convene a shareholders’ meeting and use its best endeavors to cause the shareholders to appoint and maintain at least one board member nominated by Vitonas, Certus KFT and Rumed 2000 KFT in the board of directors of EuroWeb.  On August 9, 2004, pursuant to the Sale and Purchase Agreement, EuroWeb appointed Mr. Janos Koka to its board of directors  Pursuant to the Assignment Agreements, Vitonas’ rights with respect to the nomination of a board member of EuroWeb have been transferred to Fleminghouse.

Pursuant to the Pledge and Escrow Agreement, dated as of June 1, 2004 (“Escrow Agreement”), among EuroWeb, Vitonas, Certus KFT and Rumed 2000 KFT, EuroWeb granted Vitonas, Certus KFT and Rumed 2000 KFT a security interest in 248,122 shares of common stock of EuroWeb in order to secure a loan outstanding from Elender to Vitonas, Certus KFT and Rumed 2000 KFT, which Elender will be obliged to repay following the closing of the transaction pursuant to the terms of the Sale and Purchase Agreement.  Fleminghouse has a security interest in 191,277 shares of EuroWeb’s common stock as a result of the Escrow Agreement and the subsequent Assignment Agreements (“Pledged  Shares”).  If Elender fails to make the required repayment under the outstanding loan, Fleminghouse will be entitled to receive the Pledged Shares.  The Reporting Persons disclaim beneficial ownership of the Pledged Shares.

Pursuant to the Sale and Purchase Agreement, Vitonas, Certus KFT and Rumed 2000 KFT will have the right to appoint and maintain at least one member of the board of directors of Elender even after the closing of the transaction as long as the loan outstanding from Elender to Vitonas, Certus KFT and Rumed 2000 KFT is not fully repaid.  As a result of the Assignment Agreements, Vitonas’ rights with respect to the nomination of a board member of Elender has been transferred to Fleminghouse.

References to, and descriptions of, the Sale and Purchase Agreement, the Escrow Agreement and the Assignment Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Sale and Purchase Agreement, the Escrow Agreement, and the Assignment Agreements attached to this Schedule 13D as Exhibits 2, 3, 5, 5.1, 7 and 8, respectively, and are incorporated in this Item 4 in its entirety where such references and descriptions appear.

The Reporting Persons intend to reexamine their investments in EuroWeb from time to time and, depending on market conditions and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such times as it considers advisable.

Except as described herein, the Reporting Persons have no plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.
Item 5.	Interest in Securities of the Issuer

a) – b) As of the date of this Schedule 13D, the Reporting Persons beneficially own 522,054 shares of Common Stock.  In aggregate, these shares constitute 9.8% of the outstanding shares of Common Stock of EuroWeb.  To the best knowledge of the Reporting Persons, no director or executive officer of Fleminghouse or Wallis owns any shares of the Common Stock.

The number of shares of the Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference.

The information set forth in Items 3 and 4 is incorporated in this Item 5 by reference.

c)         Other than as set forth in Item 5(a) and (b), to the best of the Reporting Persons’ knowledge as of the date of this Schedule 13D, (1) neither the Reporting Persons nor any of its subsidiaries or affiliates nor any of its executive officers or directors, beneficially owns any shares of the Common Stock, and (2) there have been no transactions in shares of the Common Stock effected during the past 60 days by the Reporting Persons, their subsidiaries and affiliates, or their executive officers or directors.

d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock.
e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3 and 4 is incorporated in this Item 6 by reference.

Pursuant to the Registration Rights Agreement, dated as of June 1, 2004 (‘Registration Rights Agreement”), among EuroWeb, Vitonas, Certus KFT and Rumed 2000 KFT, EuroWeb agreed to prepare and file within 30 days from the date of Closing, as defined in the Sale and Purchase Agreement (the "Filing Date") a registration statement (the "Resale Registration Statement") covering the resale of the newly issued shares of Common Stock of EuroWeb to Vitonas, Certus KFT and Rumed 2000 KFT. EuroWeb agreed to cause the Resale Registration Statement to be declared effective by the Securities and Exchange Commission (“SEC”) as soon as possible following the Filing Date but in no event later than 120 days following the Filing Date.

Pursuant to the Registration Rights Agreement, Vitonas, Certus KFT and Rumed 2000 KFT undertook that from the Closing to and including a date twelve months thereafter (the “Lock-Up Period”), they will not sell, pledge, transfer, hypothecate or otherwise dispose of any capital stock of EuroWeb, any rights to acquire capital stock of EuroWeb or any capital stock which Vitonas, Certus KFT and Rumed 2000 KFT have a right to acquire; provided, however, (i) Vitonas, Certus KFT and Rumed 2000 KFT, in the aggregate, will be permitted to sell up to 150,000 shares of common stock of EuroWeb each month commencing on the effective date of the Resale Registration Statement during the Lock-Up Period; (ii) Vitonas, Certus KFT and Rumed 2000 KFT will be permitted to sell their shares in connection with an offer made to all stockholders of EuroWeb or any merger, consolidation or similar transaction involving EuroWeb, (iii) Vitonas, Certus KFT and Rumed 2000 KFT will be permitted to sell their shares without limitation in transactions that are exempt from registration and outside of the stock exchange, (iv) Vitonas, Certus KFT and Rumed 2000 KFT will be permitted to sell their shares with the prior written consent of EuroWeb.

The rights and obligations of Vitonas arising under the Registration Rights Agreement have been transferred to Fleminghouse pursuant to the Share Purchase Agreement and the Assignment Agreements.

References to, and descriptions of, the Share Purchase Agreement, the Registration Rights Agreement and the Assignment Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of such agreements attached to this Schedule 13D as Exhibits 1, 4, 5, 5.1 and 7.

To the best of Fleminghouse’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any person with respect to any securities of EuroWeb.

Item 7.	Material to Be Filed as Exhibits
The following are attached as exhibits:
Exhibit Description
1. Share Sale and Purchase Agreement, dated as of July 31, 2004
2. Sale and Purchase Agreement, dated February 23, 2004
3. Pledge and Escrow Agreement, dated as of June 1, 2004
4. Registration Rights Agreement, dated as of June 1, 2004
5. Assignment Agreement, dated as of July 31, 2004
5.1. Assignment Agreement, dated as of July 31, 2004
7. Assignment Agreement, dated as of July 31, 2004
8. Joint Filing Statement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2005

FLEMINGHOUSE INVESTMENTS LIMITED
a Cypriot limited liability company

/s/ Gordon Bajnai
By:	Gordon Bajnai
Its:	Director

/s/ Gyula Gansperger
By:	Gyula Gansperger
Its:	Director

WALLIS BEFEKTETESI GAZDASAGI TANACSADO ES VAGYONKEZELO RT.,
a Hungarian company limited by shares

/s/ Gordon Bajnai
By:	Gordon Bajnai
Its:	Director

/s/ Tibor Veres
By:	Tibor Veres

Appendix A

Directors of Fleminghouse Investments Limited:

Gordon Bajnai
Business Address:	Klapka u. 11., Budapest, H-1134, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	Chief Executive Officer of Wallis Befektetesi Gazdasagi Tanacsado Es Vagyonkezelo Rt.

Gyula Gansperger
Business Address:	Klapka u. 11., Budapest, H-1134, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	Deputy Chief Executive Officer of Wallis Rt.

Tamas Onody
Business Address:	Klapka u. 11., Budapest, H-1134, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	Treasurer

Maria Damianou
Business Address:	Chrysanthou Mylona, 3., P.C. 3030, Limassol, Cyprus
Citizenship:	Cypriot
Present Principal Occupation:	Financial Adviser

Joanna Elia
Business Address:	Chrysanthou Mylona, 3., P.C. 3030, Limassol, Cyprus
Citizenship:	Cypriot
Present Principal Occupation:	Financial Adviser

Maria Elia
Business Address:	Chrysanthou Mylona, 3., P.C. 3030, Limassol, Cyprus
Citizenship:	Cypriot
Present Principal Occupation:	Financial Adviser

Panayiota Constantinou
Business Address:	Chrysanthou Mylona, 3., P.C. 3030, Limassol, Cyprus
Citizenship:	Cypriot
Present Principal Occupation:	Financial Adviser

Company Secretary:

Meritservus Limited
Principal Business Office:	Chrysanthou Mylona, 3., Limassol, Cyprus
Principal Business:	Administrative Service Provider Company of Deloitte and Touche
State of Organization:	Cyprus

Directors of Wallis Befektetesi Gazdasagi Tanacsado Es Vagyonkezelo Rt

Gordon Bajnai
Business Address:	Klapka u. 11., Budapest, H-1134, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	Chief Executive Officer of Wallis Befektetesi Gazdasagi Tanacsado Es Vagyonkezelo Rt.

Tibor Veres
Business Address:	Klapka u. 11., Budapest, H-1134, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	President of Wallis Rt.

Steinberg Noah
Business Address:	Klapka u. 11., Budapest, H-1134, Hungary
Citizenship:	US
Present Principal Occupation:	Chief Executive Officer of Wallis Ingatlan Rt.

Müllner Zsolt,
Business Address:	Könyves Kálmán krt. 5., Budapest, H-1097, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	Chief Executive Officer of Wallis Autoholding Rt.

Jancsó Péter
Business Address:	Fehervari ut 16/B, Győr, H-9023, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	Chief Executive Officer of Graboplast Rt.

Karvalits Ferenc
Business Address:	Medve u. 4-14., Budapest, H-1027, Hungary
Citizenship:	Hungarian
Present Principal Occupation:	Chief Executive Officer of CIB Bank Rt.